UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

MEDISTAFF CORPORATION

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

58502J109

(CUSIP Number)

John Wang	Robert Newman, Esq.
c/o InCorp Services Inc.	The Newman Law Firm PLLC
2360 Corporate Circle, Suite 400	44 Wall Street, 20th Floor
Henderson, NV 89074	New York, NY 10005
(702) 866-2500	(212) 248-1001

(Name, Address and Telephone Number of Persons Authorized to
 Receive Notices and Communications)

September 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. John Wang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,000,000
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 5,000,000
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 92.1%(1)
14	Type of Reporting Person IN

1. Based on 5,429,016 shares of common stock, par value $.001, outstanding as of September 17, 2010.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of MediStaff Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: c/o InCorp Services Inc., 2360 Corporate Circle, Suite 400 Henderson, NV 89074.

Item 2.  Identity and Background

(a)	This statement is being filed by John Wang (the “Reporting Person”).

(b)	The business address of the Reporting Person is: c/o InCorp Services Inc., 2360 Corporate Circle, Suite 400, Henderson, NV 89074.

(c)	The Reporting Person is a consultant and the President and sole director of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

In accordance with the terms and provisions of an agreement for the sale and purchase of securities of the Issuer (the “Agreement”), the Reporting  Person acquired 5,000,000 shares of Common Stock on September 17, 2010, from Mr. Dale Byers, the Issuer’s prior President and sole director, in a private transaction intended to be exempt from registration under the Securities Act of 1933, as amended, for $40,000. The source of funds used by the Reporting Person was personal funds.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock as described in Item 3 for investment purposes. The Reporting Person may acquire or dispose of securities of the Issuer from time to time, both from private transactions and public markets, subject to and depending upon prevailing market conditions for such securities. The Reporting Person has no current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.

(b)
See Items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)
As of the filing of this Schedule 13D, and within the 60-day period prior thereto, the Reporting Person has not engaged in any transaction involving the Common Stock of the Issuer other than as disclosed in Items 3 and 4 of this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer  including, but not limited to, transfer or voting  of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged any securities of the Issuer nor does the Reporting Person hold any securities of the Issuer subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description

Exhibit A	Majority Stock Purchase Agreement, dated September 17, 2010, between Dale Byers and John Wang

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2010	By:	/s/ John Wang
	Name:	John Wang